FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2. 3.

News Release dated October 13, 2006 (“RIM Provides Update on Management-Initiated, Voluntary Review of Historical Stock Option Grants")

News Release dated October 17, 2006 (“Orange and RIM Introduce BlackBerry in Slovakia")

News Release dated October 17, 2006 (“Trigcom and RIM Introduce BlackBerry in Norway")

Page No 2 3 2

Document 1

October 13, 2006

FOR IMMEDIATE RELEASE

   RIM Provides Update on Management-Initiated, Voluntary Review of Historical Stock Option Grants

Waterloo, Ontario – Following the announcement of its preliminary second quarter results on September 28, 2006, Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) announced today that the filing of its interim financial statements for the three months ended September 2, 2006 will be delayed pending completion of its management-initiated, voluntary review of historical stock option grants.

As previously announced on September 28, 2006, the Audit Committee of RIM’s Board of Directors, comprised solely of independent directors, is completing a management-initiated, voluntary review of RIM’s historical option granting practices. While the Audit Committee has not completed its review, it had made a preliminary determination that GAAP accounting errors were made around the administration of certain historical stock options granted from fiscal 1998 to present, and made a preliminary determination that a restatement of RIM’s historical financial statements will be required to reflect this. As a result, management will delay the filing of RIM’s second quarter financial statements, which are due to be filed by October 17, 2006, in order for the Audit Committee to complete its review and to effect the restatement. RIM will file the financial statements as soon as practicable.

In connection with the ongoing review, and subsequent to September 28, 2006, the Company identified an additional technical error under U.S. GAAP that will likely require a further adjustment to its historical financial statements. This error stems from a difference in the historical application of U.S. GAAP and Canadian GAAP accounting rules. While the Company is unable to specify the additional adjustment resulting from this error as the review is ongoing, the Company does not currently anticipate a material adjustment to the preliminary second quarter operating results reported on September 28, 2006 or to current or future financial years’ operating results.

This technical error relates to a “net settlement” feature that existed in RIM’s stock option plan prior to February 2002. Under this feature, instead of paying the exercise price in cash, the employee could apply to receive a lesser number of RIM common shares equal in value to the difference between the grant price and market price at the time of exercise multiplied by the number of options exercised. RIM has a broadly based stock option plan and this feature was designed to facilitate the exercise of stock options by employees who lacked the financial resources to fund the exercise price. This specific feature was eliminated from RIM’s stock option plan effective February 2002 and only a small fraction of the total options granted prior to February 2002 were exercised using this feature. Prior to 2002, there were no accounting implications relating to this feature under Canadian GAAP, which RIM used as its primary GAAP at that time. However, in connection with its current internal review, RIM has been advised that it was required under U.S. GAAP to presume that all employees receiving options under a plan containing this feature would exercise their stock options in this manner regardless of the fact that only a small percentage of its employees actually used this feature. As a result, variable accounting was required under U.S. GAAP for all stock options granted prior to February, 2002.

Variable accounting requires RIM to recognize a non-cash compensation expense for all stock options, which includes (1) all realized gains on exercise of stock options, and (2) an allocation of all unrealized gains for unexercised stock options based on the stock’s trading price at each reporting period. The elimination of this feature in February, 2002 limits the impact of variable accounting for subsequent periods, but given the historical volatility of RIM’s share price over these periods, variable accounting will result in significant fluctuations in non-cash compensation charges from year to year. The net effect of the variable accounting will be to substantially increase the amount of RIM’s previously estimated non-cash charges associated with past option grants and thereby reduce the amount of the Company’s previously reported U.S. GAAP earnings over the periods to be restated. As noted above, the Company does not currently anticipate a material adjustment to its preliminary second quarter operating results or current or future financial years’ operating results.

In accordance with applicable Canadian securities laws, RIM will request that the Canadian securities regulators issue a “Management and Insider Cease Trade Order” that prohibits trading in RIM’s securities by its senior officers, directors and other insiders, who are already subject to a Company-initiated blackout, until the required financial statements are filed. Pending the filing of the financial statements, RIM intends to satisfy the alternative information guidelines recommended by OSC Policy 57-603 and Canadian Securities Administrators’ Staff Notice 57-301 by issuing a news release every two weeks to update the shareholders on the filing delay. RIM is also required to disclose that if the second quarter financial statements and MD&A are not filed by December 17, 2006, Canadian securities regulators may impose an issuer cease trade order.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s ongoing management-initiated voluntary review of its historical option granting practices, including statements regarding preliminary determinations and expectations regarding the financial impact of the review on RIM’s historical, current and future financial statements, and its intention to provide regular updates to its shareholders. The terms and phrases, “preliminary determinations”, “may”, “would”, “will”, “anticipate”, “intends” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience, its current assessment of matters relating to its ongoing internal review, and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, or future events to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: final determinations made by RIM’s Audit Committee, outside advisors, auditors and others; additional corrections that may be required based on factual findings and analysis in the ongoing review; and legal and accounting developments regarding stock option grants and interpretations of such guidance. Readers are cautioned to consider the forward-looking statements in light of these risks and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Document 2

October 17, 2006

FOR IMMEDIATE RELEASE

Orange And RIM Introduce BlackBerry In Slovakia

Bratislava, Slovakia and Waterloo, ON – Orange Slovensko and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today launched BlackBerry® in Slovakia. The BlackBerry solution allows both individual and business customers to stay connected to people and information while on the move.

BlackBerry enables wireless access to email, phone, Internet, text messaging, organizer and corporate data applications from a single device with advanced security features and exceptional ease-of-use. Orange Slovensko is now offering the BlackBerry® 8700f, a powerful quad-band handset that operates on the Orange Slovensko GSM/GPRS/EDGE network and delivers fast performance for web browsing and other mobile applications.

The BlackBerry 8700f includes a full QWERTY keyboard that allows fast, easy and accurate typing and dialing. In addition, it provides a bright, high resolution LCD screen that supports more than 65,000 colors and delivers vivid graphics. The BlackBerry 8700f incorporates an intelligent light-sensing technology that automatically adjusts the screen and keyboard lighting to optimize viewing in outdoor, indoor and dark environments. It also includes premium phone features such as dedicated phone keys, smart dialing, conference calling, speed dialing, call forwarding, speakerphone and Bluetooth® support for hands-free use with car kits and wireless headsets.

BlackBerry is popular with businesses worldwide and the industry-leading security architecture and features of the BlackBerry® Enterprise Solution allow enterprise users to confidently access corporate information on the go.

For corporate customers BlackBerry® Enterprise Server software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise®, and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry® Internet Service allows users to manage up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

About Orange

Orange is a key brand of the France Telecom Group, one of the world’s leading telecommunications operators with 147 million customers on five continents.

_________________

In June, 2006, as part of the France Telecom Group integrated operator strategy (NExT programme) to deliver simple, convergent products, Orange became the single brand for mobile, broadband and multiplay offers in France, the United Kingdom and The Netherlands, strengthening Orange’s position as the number two mobile and internet services brand in Europe. In addition, Orange Business Services became the new banner for business communications solutions and services. Orange Business Services is present in 166 countries and territories and serves customers in 220.

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The France Telecom Group has 23 mobile and nine internet operations across the world. At March 31, 2006, the group had 86.5 million mobile customers, and 11.9 million internet customers.

_________________

Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited. Further information about Orange can be found on the Orange website at www.orange.com.

About the company Orange Slovensko

Orange Slovensko is the biggest telecommunication operator in Slovakia. Its signal covers 99.3% of the population and 86.8% of the territory of the Slovak Republic. Towards December 31, 2005, the company Orange Slovensko achieved the turnover of SKK 21 444 mil, which represents the annual increase of 11.6%. On December 31, 2005, Orange Slovensko had 2 518 630 active customers. Orange is also the leading provider of mobile telecommunication services for the business customers. 69% of Slovak companies use mobile telecommunication services of Orange Slovakia. Approximately 64% of companies state that the company Orange Slovensko is their main provider of telecommunication services. (source: T/Audit, TNS Aisa, August 2006). Orange Slovensko was the first provider of communication services based on GPRS technology in Slovakia and provides services of mobile data communication via EDGE technology with the best coverage which at present reaches more then 79,2 % of the Slovak population. At the same time, it operates the third generation mobile network at UMTS standard with the best coverage – 43,2 % of the population. Orange Slovensko is the only provider of localisation services based on GSM technology in Slovakia. The quality of services of Orange Slovensko fulfils the criteria of the certificate ISO 9001:2000 according to the international quality standard. Independent auditors confirm that Orange Slovensko has established the management system that guarantees quality, stable and consistent providing of services for its customers. The company Orange Slovensko is the holder of the environmental management certificate according to the standard ISO 14001:2004. 100% of Orange Slovensko shares is owned by the company Orange S.A., the owner of which is the company France Telecom. At present, Orange Slovensko has more than 270 roaming partners in more than 146 countries worldwide. In 2003, the Orange Slovensko was awarded a prestigious title the Company of the Year 2003 by the renowned economic weekly Trend as the first Slovak company in the sphere of services. Information about the company Orange Slovensko can be found on the website www.orange.sk.

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Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 3

October 17, 2006

FOR IMMEDIATE RELEASE

Trigcom And RIM Introduce BlackBerry In Norway

Oslo, Norway and Waterloo, ON – Nordic communications provider Trigcom and global wireless innovator Research In Motion (RIM) (Nasdaq: RIMM: TSX: RIM) today announced the launch of BlackBerry® to customers in Norway. Trigcom is the first carrier to introduce the BlackBerry wireless platform in Norway.

TrigCom will initially offer BlackBerry service on the BlackBerry® 8700g handset, providing support for email, phone, text messaging, Internet, organizer and corporate data applications. The BlackBerry 8700g will operate on Trigcom’s GSM/GPRS and EDGE networks.

The BlackBerry 8700g is built on a highly advanced and optimized device platform that delivers fast performance for web browsing and other mobile applications. It features a bright, high resolution LCD display that supports more than 65,000 colors to deliver vivid graphics and offers excellent indoor and outdoor readability thanks to intelligent light sensing technology that automatically adjusts the LCD and keyboard lighting in outdoor, indoor and dark environments.

The BlackBerry 8700g incorporates a wide range of premium phone features including dedicated ‘send,’ ‘end’ and ‘mute’ keys, smart dialing, conference calling, speed dialing, call forwarding, speakerphone and Bluetooth® support for hands-free use with headsets and car kits.

Trigcom will introduce the BlackBerry 8700g in conjunction with BlackBerry® Enterprise Server, which tightly integrates with Microsoft® Exchange, Novell® GroupWise® and IBM Lotus® Domino® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

“This is a great day for Trigcom and for our customers. As the first mobile carrier to offer BlackBerry in Norway, we are pleased to be working with RIM to deliver this solution to our customers. Many customers have been waiting for the opportunity to buy BlackBerry in Norway and we have already seen great interest among a diverse range of Norwegian companies. We are pleased to now support them with our dedicated BlackBerry sales and support services,” said Helge Birkeland, CEO, Trigcom.

“With millions of BlackBerry subscribers worldwide, RIM is committed to extending the global availability of the popular and proven BlackBerry solution,” said Charmaine Eggberry, Vice President and Managing Director of EMEA at Research In Motion. “With the Trigcom launch in Norway, we are pleased to provide Norwegian customers with all the benefits of BlackBerry, a mobile tool that enables users to be more productive, flexible and successful in both work and life.”

About Trigcom

Trigcom is a fully owned Norwegian company, founded 2005 in Oslo. The owners are a combination of well known Norwegian business persons and employees in the company.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information, including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third-party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in placeWaterloo, placeOntario, RIM operates offices in North America, placeEurope and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 17, 2006	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance